02 APR 30 AM 11:43

[redacted]

02028700

COMPANY ANNOUNCEMENT

16.4.2002 AT 9:00 AM

82-1544

SUUNTO BECOMES A MAJORITY SHAREHOLDER OF MEIGA INNOVATIONS, A SPORTS SOFTWARE SPECIALIST

Suunto, a subsidiary of Amer Group Plc, buys a 60% majority shareholding of Meiga Innovations, a company specialised in sports related software.

Sports related software and technology solutions are becoming increasingly important part of Suunto's product portfolio. With the help of software technology a sports participant can analyse and improve performance and share information with other participants, tells Mr Dan Colliander, President of Suunto.

Meiga Innovations employs 15 persons.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

SUPPL

AMER GROUP PLC
Communications Dept.

Marja-Leena Simola
Tel. +358 9 7257 8306
Fax +358 9 791 385
E-mail: marja.leena.simola@amersports.com
www.amersports.com

For further information, please contact:
Mr Dan Colliander, President, Suunto Oy, tel. +358 9 87 587 112
Mr Jan Storgårds, CEO, Meiga Innovations Oy,
tel. +358 9 4319 9870

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EXEMPTION
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